EXHIBIT 99.1


                           NOVA Chemicals: Improvement
             Heading into Second Quarter; Expanded JV for STYRENIX


    PITTSBURGH--(BUSINESS WIRE)--April 25, 2007--NOVA Chemicals
Corporation (NYSE:NCX)(TSX:NCX):

    All financial information is in U.S. dollars unless otherwise indicated.

    NOVA Chemicals Corporation (NOVA Chemicals) reported net income of $44 million ($0.53 per share) for the first quarter of 2007. The results include an unrealized gain on feedstock derivatives totaling $17 million after-tax ($0.20 per share) and a negative impact of $8 million after-tax ($0.10 per share) related to the Canadian National rail strike. Net income in the quarter improved due to strengthening margins and the impact of recent cost reductions and restructuring.

    Net income for the first quarter compares to a net loss of $781 million ($9.46 per share loss) for the fourth quarter of 2006, which included a $772 million after-tax ($9.35 per share) non-cash restructuring charge related to the write-down of assets in the STYRENIX business unit. In the first quarter of 2006, a net loss of $4 million ($0.05 per share loss) was reported.

    During the quarter, NOVA Chemicals announced that it plans to expand its existing European joint venture with INEOS to include North American styrene and solid polystyrene assets. The preliminary target for new synergies is $40 million per year for the joint venture.

    NOVA Chemicals also signed a letter of intent with Aux Sable Canada Ltd. to develop a new ethane extraction plant in Alberta that is expected to increase ethane feedstock supply to the Joffre, Alberta site by approximately 25% by 2010. The new ethane supply is intended to increase NOVA Chemicals' utilization of the Alberta Advantage.

    "With the expansion of the joint venture with INEOS, we look forward to building upon our success in Europe to rapidly remove costs and continue to expand the positive operating income from the North American business," said Jeff Lipton, NOVA Chemicals' President and CEO.

    "We saw a sharp improvement in overall business results in March which we expect to carry over into a strong second quarter," Mr.
Lipton added.

    First quarter operating income from the businesses was $120 million versus $36 million in the fourth quarter of 2006.



            Operating Income                 First         Fourth
          from the Businesses               Quarter        Quarter
            ($U.S. millions)                 2007           2006

Olefins/Polyolefins                          $116           $92
Performance Styrenics                        (11)           (19)
STYRENIX                                      15            (37)
                                         ------------- ---------------
Operating Income from the Businesses         $120           $36


    NOVA Chemicals will host a conference call today, Wednesday, April 25, 2007 for investors and analysts at 10 a.m. EDT (8 a.m. MDT; 7 a.m.
PDT). Media are welcome to join this call in "listen-only" mode. The dial-in number for this call is (416) 406-6419. The replay number is
(416) 695-5800 (Reservation No. 3207766). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol
NCX).



NOVA Chemicals Highlights
(millions of U.S. dollars except per share amounts and as noted)
These highlights should be read in conjunction with NOVA Chemicals' other interim and annual financial statement disclosures, as well as its 2006 Annual Report.

                                               Three Months Ended
                                          ----------------------------
                                          Mar. 31  Dec. 31   Mar. 31
                                            2007     2006    2006 (1)
                                          -------- -------- ----------
Revenue                                    $1,506   $1,635     $1,553
Adjusted EBITDA (2)                          $155      $98       $124

Operating income (loss)
Olefins/Polyolefins
    Joffre Olefins                            $95     $119       $149
    Corunna Olefins                            27      (11)         8
    Polyethylene                                6      (24)        (2)
    Eliminations                              (12)       8        (11)
                                          -------- -------- ----------
  Olefins/Polyolefins Total                   116       92        144

Performance Styrenics                         (11)     (19)        (4)

STYRENIX
    Styrene Monomer                             8      (18)       (15)
    North American Solid Polystyrene           (7)     (16)       (10)
    European JV                                14       (4)       (12)
    Eliminations                                -        1          -
                                          -------- -------- ----------
  STYRENIX Total                               15      (37)       (37)

Corporate (3)                                 (19)    (873)       (66)
                                          -------- -------- ----------

Operating income (loss)                      $101    $(837)       $37
                                          ======== ======== ==========


Net income (loss)                             $44    $(781)       $(4)

Net income (loss) per common share
  - basic                                   $0.53   $(9.46)    $(0.05)
  - diluted                                 $0.53   $(9.46)    $(0.05)

Weighted-average common shares
Outstanding (millions) (4) (5)
  - basic                                      83       83         82
  - diluted                                    83       83         82

(1) See Note 2 on page 80 of the 2006 Consolidated Financial Statements within the Annual Report for a discussion of the prior period restatement related to stock-based compensation for employees eligible to retire before the vesting date (EIC 162). The impact to net loss for the three months ended Mar. 31, 2006 was a $1 million benefit.
(2) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statements of Net Income (Loss) on page 17 and Supplemental Measures on page 11).
(3) See tables on page 11 for a description of all Corporate Items.
(4) Weighted-average number of common shares outstanding during the period used to calculate the net income (loss) per share (see Note 6, page 24).
(5) For periods where there are losses, diluted shares are the same as basic shares because outstanding securities such as stock options that could potentially dilute earnings per share would be anti-dilutive and are therefore excluded from outstanding diluted shares.




NOVA Chemicals Supplemental Financial Data
(millions of U.S. dollars)
This Supplemental Financial Data should be read in conjunction with NOVA Chemicals' other interim and annual financial statement disclosures, as well as its 2006 Annual Report.

                                                 Three Months Ended
                                              ------------------------
                                              Mar. 31 Dec. 31  Mar. 31
                                               2007     2006    2006
                                              ------- -------- -------
Depreciation and amortization expense
  Olefins/Polyolefins                            $43      $44     $41
  Performance Styrenics                            5        3       3
  STYRENIX                                         4       26      26
  Corporate                                        2        2       2
                                              ------- -------- -------
                                                 $54      $75     $72

Capital expenditures
  Olefins/Polyolefins                            $30      $24     $19
  Performance Styrenics                            2       14      20
  STYRENIX                                         5        8       2
                                              ------- -------- -------
                                                 $37      $46     $41


After-tax return (loss) on capital employed
 (1)                                             9.5%  (88.0)%    3.0%

Average capital employed (2)

  NOVA Chemicals                              $3,009   $3,407  $3,579
  Olefins/Polyolefins                         $2,325   $2,358  $2,314
  Performance Styrenics                         $273     $265    $216
  STYRENIX (3)                                  $398     $870  $1,134


Funds from operations (4)                        $62      $60     $71
Cash from operations                              $2      $88     $15


Return (loss) on average common equity (5)      31.5% (286.1)%  (1.3)%

(1) After-tax return (loss) on capital employed equals NOVA Chemicals' net income (loss) plus after-tax interest expense (annualized) divided by average capital employed (see Supplemental Measures on page 11).
(2) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates (see Supplemental Measures on page 11).
(3) As of Dec. 31, 2006, the capital employed, including cash expended on plant, property and equipment (less accumulated depreciation and amortization and any asset write-downs) and working capital, and excluding assets under construction and investments, for STYRENIX was $392 million.
(4) See Supplemental Measures on page 11.
(5) Return (loss) on average common equity equals annualized net income (loss) divided by average common equity.


    Update on NOVA Chemicals' Strategic Activities

    Expansion of Joint Venture with INEOS for STYRENIX

    On Mar. 22, 2007, NOVA Chemicals announced plans to expand its existing European joint venture with INEOS to include North American assets. The expanded 50:50 venture will include NOVA Chemicals' North American styrene and solid polystyrene (PS) assets as well as its solid PS-based Performance Products: NAS(R), ZYLAR(R), and DYLARK(R) resins. The venture will also include INEOS' North American styrene and solid PS assets and its AVANTRA(R) specialty products.

    The deal is expected to close by the third quarter of 2007. Upon completion, the expanded joint venture is expected to have annual revenues of approximately $3.5 billion and will be the largest styrene and solid PS producer in North America and the largest solid PS and expandable polystyrene (EPS) producer in Europe.

    The newly expanded joint venture is expected to build upon the recent success of the European joint venture with INEOS. NOVA Chemicals expects the European Joint Venture to achieve cost savings of $74 million in 2007 and $82 million in 2008, more than double the initial target. The newly expanded joint venture is initially targeting an additional $40 million per year of cost reductions.

    On Apr. 24, 2007, NOVA Chemicals and INEOS announced the nomination of the first three senior officers of the proposed, expanded joint venture. The new management team will decide the specific actions to be undertaken to best achieve synergies.

    Aux Sable Ethane Extraction Plant

    On Mar. 21, 2007, NOVA Chemicals announced it had signed a letter of intent with Aux Sable Canada Ltd. (ASC) to jointly develop an ethane extraction plant in Fort Saskatchewan, Alberta. The ethane extraction plant will have the capacity to produce approximately 40,000 barrels per day of ethane from natural gas currently leaving Alberta via the Alliance Pipeline. The plant will be owned and operated by ASC and is projected to start up by mid-2010. NOVA Chemicals does not expect to provide any capital for this facility and would sign a long-term ethane supply contract for production from this plant.

    The new ethane extraction plant would increase current Alberta ethane supply by approximately 15% and bolster NOVA Chemicals' feedstock for ethylene production at the Joffre, Alberta site by approximately 25%. The additional ethane is intended to help maintain and extend the Alberta Advantage by allowing NOVA Chemicals to move ahead with low cost expansions of the Joffre, Alberta ethylene/polyethylene production site and to consider building another polyethylene plant at the site.

    OLEFINS/POLYOLEFINS BUSINESS UNIT



Financial Highlights
(millions of U.S. dollars except as noted)

                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Revenue
----------------------------------------------
  Joffre Olefins (1)                             $411    $427    $501
  Corunna Olefins (1)                             397     515     418
  Polyethylene (1)                                423     455     467
  Eliminations                                   (297)   (348)   (378)
                                               ------- ------- -------
    Total                                        $934  $1,049  $1,008


EBITDA (2)
----------------------------------------------
  Joffre Olefins                                 $107    $132    $161
  Corunna Olefins                                  42       4      20
  Polyethylene                                     22      (8)     15
  Eliminations (3)                                (12)      8     (11)
                                               ------- ------- -------
    Total                                        $159    $136    $185


Operating income (loss)
----------------------------------------------
  Joffre Olefins                                  $95    $119    $149
  Corunna Olefins                                  27     (11)      8
  Polyethylene                                      6     (24)     (2)
  Eliminations (3)                                (12)      8     (11)
                                               ------- ------- -------
    Total                                        $116     $92    $144

Sales Volumes (millions of pounds)
----------------------------------------------
  Polyethylene (4)
    Standard Products                             683     722     615
    Performance Products                          118     143     122
                                               ------- ------- -------
  Total                                           801     865     737

(1) Before intersegment eliminations between the business units.
(2) Net income (loss) before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on page 11).
(3) Represents intersegment profit eliminations.
(4) The Joffre site produces Standard Products as well as Performance Products, including SCLAIR(R) and SURPASS(R) resins that are produced using Advanced SCLAIRTECH(TM) technology. The other sites produce Standard Products.




Operating Highlights
Average Benchmark Prices (1)
(U.S. dollars per pound, unless otherwise noted)

                                                 Three Month Average
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Benchmark Principal Products:
Ethylene (2)                                    $0.40   $0.45   $0.50
Polyethylene - LLDPE butene liner (3)           $0.56   $0.58   $0.69
Polyethylene - weighted-average benchmark (4)   $0.58   $0.61   $0.70

Benchmark Raw Materials:
AECO natural gas (dollars per mmBTU) (5)        $6.32   $6.07   $6.54
NYMEX natural gas (dollars per mmBTU) (6)       $6.96   $6.62   $9.07
WTI crude oil (dollars per barrel) (7)         $58.27  $60.21  $63.48

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
 (USGC) Net Transaction Price.
(3) Linear Low-Density Polyethylene (LLDPE) butene liner. Source:
 Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: Canadian Gas Price Reporter, weighted average daily spot gas price, values in millions of British Thermal Units (mmBTU).
(6) Source: New York Mercantile Exchange (NYMEX) Henry Hub 3-Day
 Average Close.
(7) Source: NYMEX WTI daily spot-settled price average for calendar month.


    Review of Operations

    Olefins/Polyolefins

    The Olefins/Polyolefins business unit reported operating income of $116 million in the first quarter of 2007 compared with operating income of $92 million in the fourth quarter of 2006. The quarter-over-quarter increase in operating income was primarily related to lower feedstock costs at the Corunna Olefins flexi-cracker, in part due to gains from NOVA Chemicals' propane and butane purchase program. Lower costs more than offset the impact of reduced shipments caused by the Canadian National rail strike. The rail strike reduced operating income by $12 million before-tax ($8 million after-tax) primarily due to lower polyethylene sales volumes.

    Joffre Olefins

    First Quarter 2007 Versus Fourth Quarter 2006

    The Joffre Olefins segment reported operating income of $95 million in the first quarter of 2007 compared with $119 million in the fourth quarter of 2006. The quarter-over-quarter decline in operating income was due to lower ethylene selling prices and higher feedstock and energy costs.

    USGC ethylene benchmark prices averaged 40 cents per pound in the first quarter of 2007 compared to 45 cents per pound in the fourth quarter of 2006. Soft demand and lower feedstock and energy costs in the fourth quarter of 2006 and January 2007 led to four months of declines in the benchmark ethylene price. After stabilizing in February, benchmark prices increased in March due to improved ethylene demand and increasing feedstock costs.

    Alberta natural gas costs were higher in the first quarter than in the prior quarter. Quarter over quarter, the average AECO natural gas price was up 4% while the average price of NYMEX contract natural gas was up 5%, due to colder than usual weather in the U.S. and Canada during the second half of the first quarter.

    The Alberta Advantage averaged 7 cents per pound of ethylene production cash cost in the first quarter of 2007, unchanged from the fourth quarter of 2006. The Alberta Advantage increased to approximately 9 cents per pound in April. NOVA Chemicals uses ethylene produced at its Joffre, Alberta, facility to make approximately 65% of its polyethylene.

    First Quarter 2007 Versus First Quarter 2006

    The Joffre Olefins segment reported operating income of $95 million in the first quarter of 2007 compared with $149 million in the first quarter of 2006. This decrease was primarily due to lower ethylene prices and was partially offset by lower feedstock costs. The AECO cash natural gas price was 3% lower in the first quarter of 2007 versus the same quarter one year ago. The Alberta Advantage was 7 cents per pound this quarter versus 5 cents per pound in the same quarter of 2006.

    Corunna Olefins

    First Quarter 2007 Versus Fourth Quarter 2006

    The Corunna Olefins segment reported operating income of $27 million in the first quarter of 2007 compared with an operating loss of $11 million in the fourth quarter of 2006. The quarter-over-quarter improvement was primarily due to lower feedstock costs, which more than offset the impact of lower ethylene prices.

    While WTI crude oil price declined 3% quarter over quarter, NOVA Chemicals' average crude oil costs declined 12% due to its use of FIFO accounting. In addition, gains realized from NOVA Chemicals' feedstock purchasing program contributed to lower average propane and butane feedstock costs in the first quarter of 2007.

    First Quarter 2007 Versus First Quarter 2006

    The Corunna Olefins segment reported operating income of $27 million in the first quarter of 2007 compared to operating income of $8 million in the same period one year ago. Operating income improved in the first quarter of 2007 compared with the first quarter of 2006 due to improved operations at the Corunna flexi-cracker and lower feedstock costs, which were partially offset by lower selling prices. In the first quarter of 2006, the Corunna flexi-cracker experienced a delayed re-start after its major maintenance turnaround and modernization project.

    Polyethylene

    First Quarter 2007 Versus Fourth Quarter 2006

    The Polyethylene segment reported operating income of $6 million in the first quarter of 2007 compared with an operating loss of $24 million in the fourth quarter. The quarter-over-quarter improvement in operating income was primarily due to lower feedstock costs, which more than offset the impact of lower sales volume.

    The average butene liner benchmark polyethylene price in the first quarter was 56 cents per pound, down 2 cents per pound from the fourth quarter. In comparison, NOVA Chemicals' average selling price was roughly flat quarter over quarter as a result of sales mix improvement.

    NOVA Chemicals' total polyethylene sales volume for the first quarter was 801 million pounds, down 7% from the record sales volume in the previous quarter. Sales volumes were lower primarily due to reduced shipments related to the Canadian National rail strike. NOVA Chemicals sold more than 300 million pounds of polyethylene in March, a sharp increase from January and February.

    International sales represented approximately 17% of total sales in the first quarter of 2007, roughly the same high level as in the fourth quarter of 2006. NOVA Chemicals continued to take advantage of opportunities for strong netback margins, particularly on sales to China, and expects to do so in the second quarter as well.

    American Plastics Council (APC) reported that North American polyethylene producer sales were 1% higher in the first quarter of 2007 than in the fourth quarter of 2006. APC also reported North American producer operating rates averaged 93% in the first quarter, up from 89% in the fourth quarter of 2006. Polyethylene demand improved quarter over quarter as North American producer inventories fell, despite higher production rates. NOVA Chemicals finished the first quarter with 21 days of polyethylene inventory, versus a historical average of 24 days.

    In the first quarter, sales volumes of polyethylene manufactured using Advanced SCLAIRTECH technology were down 12% from very strong volumes in the fourth quarter, due in part to the impact of the Canadian National rail strike. Margins improved during the quarter due to higher selling prices and lower feedstock costs.

    NOVA Chemicals implemented a 6 cents per pound price increase starting in February for most customers. The increase was fully implemented for all customers by Apr. 1, 2007. NOVA Chemicals is currently implementing a revised price increase of 7 cents per pound for higher performing hexene- and octene-based grades, and 4 cents per pound for all other grades.

    On Apr. 24, 2007, NOVA Chemicals announced another polyethylene price increase for 5 cents per pound, effective June 1.

    First Quarter 2007 Versus First Quarter 2006

    The Polyethylene segment reported operating income of $6 million in the first quarter of 2007 compared with an operating loss of $2 million in the first quarter of 2006. The improvement from the same quarter of 2006 was primarily due to lower feedstock costs, which more than offset lower average selling prices. Weighted-average benchmark polyethylene prices were 58 cents per pound in the first quarter of 2007 compared to 70 cents per pound in the first quarter of 2006.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on page 16.

    PERFORMANCE STYRENICS BUSINESS UNIT



Financial Highlights
(millions of U.S. Dollars except as noted)

                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Revenue                                          $100    $105     $99
EBITDA (1)                                        $(6)   $(16)    $(1)
Operating Loss                                   $(11)   $(19)    $(4)

Sales Volumes (2) (millions of pounds)            105     116     100

(1) Net loss before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on Page 11).
(2) Third-party sales.




Operating Highlights

Average Benchmark Raw Material Prices (1)
(U.S. dollars per pound)

                                                 Three Month Average
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Styrene Monomer                                 $0.65   $0.67   $0.61

(1) Source: CMAI Contract Market


    Review of Operations

    Performance Styrenics

    First Quarter 2007 Versus Fourth Quarter 2006

    The Performance Styrenics unit reported an operating loss of $11 million in the first quarter of 2007 compared to an operating loss of $19 million in the fourth quarter of 2006. The quarter-over-quarter improvement was due to lower feedstock costs and higher selling prices for EPS, ARCEL(R) and ZYLAR(R) resins.

    On Mar. 1, 2007, NOVA Chemicals announced a 4 cents per pound price increase for EPS, of which 3 cents per pound on average was implemented. Another 4 cents per pound price increase for certain grades of EPS was announced on Apr. 5, 2007, of which 3 cents per pound was implemented.

    In the first quarter, NOVA Chemicals received revenue, for the first time, from the sale of cups made with IMx(TM) technology and newly developed construction panel systems. Construction also began at Red Deer College in Alberta utilizing NOVA Chemicals' insulated concrete forms. Customer response to all new products has been very positive and we expect continued growth in the new performance based applications and markets.

    First Quarter 2007 Versus First Quarter 2006

    The Performance Styrenics segment reported an operating loss of $11 million in the first quarter of 2007 compared with an operating loss of $4 million in the first quarter of 2006. Higher prices for EPS were more than offset by higher feedstock costs.

    NOVA Chemicals' ability to implement announced price increases depends on many factors that may be beyond its control. See
Forward-Looking Information on Page 16.

    STYRENIX BUSINESS UNIT



Financial Highlights
(millions of U.S. Dollars except as noted)

                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Revenue
----------------------------------------------
  Styrene Monomer (1)                            $464    $526    $440
  North American SPS (1)                          141     119     121
  European JV (1)                                 188     184     147
  Eliminations                                   (243)   (254)   (196)
                                               ------- ------- -------
    Total                                        $550    $575    $512

EBITDA (2)
----------------------------------------------
  Styrene Monomer                                 $10     $(5)    $(2)
  North American SPS                               (6)    (11)     (5)
  European JV                                      15       4      (4)
  Eliminations (3)                                  -       1       -
                                               ------- ------- -------
    Total                                         $19    $(11)   $(11)

Operating Income (Loss)
----------------------------------------------
  Styrene Monomer                                  $8    $(18)   $(15)
  North American SPS                               (7)    (16)    (10)
  European JV                                      14      (4)    (12)
  Eliminations (3)                                  -       1       -
                                               ------- ------- -------
    Total                                         $15    $(37)   $(37)

Sales Volumes (millions of pounds)
----------------------------------------------
  Styrene Monomer (4)                             379     503     446
  North American SPS                              210     169     181
  European JV                                     239     238     248
                                               ------- ------- -------
    Total                                         828     910     875

(1) Before intersegment eliminations between the business units.
(2) Net loss before income taxes, other gains and losses, interest expense, depreciation and amortization (see Supplemental Measures on page 11).
(3) Represents intersegment profit eliminations.
(4) Third-party sales, including purchased volumes resold. Excludes sales to the European JV.




Operating Highlights

Average Benchmark Prices (1)
(U.S. dollars per pound, unless otherwise noted)

                                                 Three Month Average
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Benchmark Principal Products:
Styrene Monomer (2)                             $0.65   $0.67   $0.61
Solid PS (3)
  North America                                 $0.94   $0.95   $0.86
  Europe                                        $0.76   $0.76   $0.59
Benchmark Raw Materials:
Benzene (dollars per gallon) (4)                $3.53   $3.64   $2.68

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market.
(3) Source for benchmark prices: CMAI.
(4) A 10 cents per gallon change in the cost of benzene generally results in about a 1 cents per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices: CMAI.


    Review of Operations

    STYRENIX

    The STYRENIX business unit reported operating income of $15 million in the first quarter of 2007, the first operating profit since the third quarter of 2004. The first quarter results compare to an operating loss of $37 million in the fourth quarter of 2006. The quarter-over-quarter improvement was primarily due to lower fixed costs and depreciation expenses as a result of restructuring actions, and lower feedstock costs.

    Styrene Monomer

    First Quarter 2007 Versus Fourth Quarter 2006

    The Styrene Monomer segment reported operating income of $8 million in the first quarter compared to an operating loss of $18 million in the fourth quarter. The improvement was primarily due to lower feedstock costs and lower depreciation expense related to the STYRENIX asset write-down, partially offset by lower styrene monomer selling prices. Benchmark styrene monomer prices fell 3%, driven primarily by lower benzene and ethylene costs.

    Effective Dec. 31, 2006, the first of two styrene monomer purchase contracts expired. NOVA Chemicals estimates that it will save $22 million per year in fixed costs as a result, including approximately $6 million in the first quarter. Third party styrene monomer sales volumes were 25% lower in the first quarter, as a result of the contract expiry and fewer, profitable opportunities to export styrene versus the prior quarter.

    First Quarter 2007 Versus First Quarter 2006

    The Styrene Monomer segment reported operating income of $8 million in the first quarter of 2007 compared with an operating loss of $15 million in the first quarter of 2006. The improvement was primarily due to higher average selling prices and lower depreciation expense, as well as the expiration of the styrene monomer purchase contract, and was partially offset by higher feedstock costs.

    North American Solid PS

    First Quarter 2007 Versus Fourth Quarter 2006

    The North American solid PS segment reported an operating loss of $7 million in the first quarter of 2007 compared to an operating loss of $16 million in the fourth quarter of 2006. The improvement from the previous quarter was due to lower styrene feedstock costs and lower depreciation expense related to the STYRENIX asset write-down, which were partially offset by lower average selling prices.

    North American solid PS sales volume increased by 24% in the first quarter as demand improved from the seasonally slower fourth quarter of 2006. North American benchmark solid PS prices decreased roughly 1 cents per pound from the fourth quarter.

    First Quarter 2007 Versus First Quarter 2006

    The North American solid PS segment reported an operating loss of $7 million in the first quarter of 2007, compared with an operating loss of $10 million in the first quarter of 2006. The improvement from the same period one year ago was due to higher polymer selling prices, lower fixed costs and lower depreciation expense, which were partially offset by higher feedstock costs.

    European Joint Venture

    First Quarter 2007 Versus Fourth Quarter 2006

    The European JV segment, which includes NOVA Chemicals' 50% share of the total European JV, recorded operating income of $14 million in the first quarter of 2007, the strongest results since NOVA Chemicals commenced its European styrenics operations in January 2000. First quarter results compare to an operating loss of $4 million in the fourth quarter of 2006. The improvement was due to lower depreciation expense related to the STYRENIX asset write-down and improved polymer margins.

    For the first quarter, total polymer sales volumes for the European JV were essentially the same as the fourth quarter. Favorable market conditions allowed selling prices to increase even though feedstock costs decreased.

    First Quarter 2007 Versus First Quarter 2006

    The European JV segment reported operating income of $14 million in the first quarter of 2007 compared to an operating loss of $12 million in the first quarter of 2006. Results improved from the same period one year ago due to higher selling prices, lower fixed costs and lower depreciation expense, which more than offset higher feedstock costs.



CORPORATE
(millions of U.S. dollars)

                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Before-Tax Corporate Items:
Corporate operating costs (1)                    $(27)   $(23)   $(26)
Stock-based compensation and profit sharing
 (2),(3)                                          (18)      1      (1)
Restructuring (4)                                   -    (860)    (15)
Mark-to-market feedstock derivatives (5)           26       9     (24)
                                               ------- ------- -------
                                                 $(19)  $(873)   $(66)
                                               ======= ======= =======

(1) Beginning in the first quarter of 2007, NOVA Chemicals no longer allocates interest, taxes or corporate operating costs to the business segments. Prior period comparative amounts have been revised to reflect this change.

(2) NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered into a hedging arrangement that effectively neutralizes the mark-to-market impact on the stock-based incentive compensation plans. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period.

(3) In the first quarter of 2007, approximately $10 million of the $18 million stock-based compensation charge is the result of the acceleration of the recognition of compensation cost for restricted share units granted in the first quarter based upon employees' retirement eligibility, in accordance with EIC (Emerging Issues Committee) 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This charge, which was taken fully in the first quarter, would have been expensed equally over a three-year period under the former standards. This new Canadian GAAP accounting standard was implemented by NOVA Chemicals in the fourth quarter of 2006. The remaining $8 million expense relates to profit sharing expense and stock-based compensation expense.

(4) In the fourth quarter of 2006, NOVA Chemicals wrote-down the assets in the STYRENIX business unit by $860 million before-tax ($772 million after-tax). In the first quarter of 2006, NOVA Chemicals accrued $15 million ($10 million after-tax) related to severance costs for the Chesapeake, VA plant site closure.

(5) See page 14 for description.


    Supplemental Measures

    In addition to providing measures in accordance with Canadian
Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental measures as follows:

    -- EBITDA - This measure, defined on page 5, is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

    -- Adjusted EBITDA - This measure, defined on page 2, is provided to assist investors in determining the ability of NOVA
        Chemicals to generate cash from operations.

    --  After-tax return (loss) on capital employed - defined on page
        3.

    --  Average capital employed - defined on page 3.

    --  CFCT - defined on page 13.

    -- Funds from operations - See Consolidated Statements of Cash flows on page 20 for a reconciliation to Net loss.

    --  Net current debt - defined on page 12.

    --  Net debt to total capitalization - defined on page 12.

    -- Operating income (loss) from the businesses - total operating income (loss) from the Olefins/Polyolefins, Performance Styrenics and STYRENIX business units, which equals NOVA Chemicals' operating income (loss) less Corporate (see page
        1). This measure highlights the ongoing performance of the business units without considering one-time charges, events or other items which are not driven by the business units.

    --  Total capitalization - defined on page 12.

    These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.



Liquidity and Capital Resources
Capitalization
(millions of U.S. dollars except as noted)

                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------

Current debt (1)(2)                              $303    $263    $302
Less: restricted cash and other assets (3)        (65)    (72)    (72)
                                               ------- ------- -------
   Net current debt (4)                           238     191     230
Long-term debt (2) (3)                          1,585   1,582   1,740
Less: cash and cash equivalents                   (87)    (75)    (94)
                                               ------- ------- -------

Total debt, net of cash, cash equivalents, and
 restricted cash and other assets               1,736   1,698   1,876

Total common shareholders' equity (5) (6) (7)
 (8) (9)                                          614     546   1,219
                                               ------- ------- -------

Total capitalization (10)                      $2,350  $2,244  $3,095
                                               ======= ======= =======

Net debt to total capitalization (11)            73.9%   75.7%   60.6%


(1) Current debt includes the $198 million preferred shares due Oct. 31, 2007. Current debt also includes the current debt related to the Joffre co-generation facility joint venture, the current portion of the Corunna compressor capital lease, the secured revolver and bank loans.
(2) Maturity dates for NOVA Chemicals' current and long-term debt range from October 2007 to August 2028.
(3) As a result of adopting new Canadian GAAP pronouncements, certain costs related to long-term debt are now presented as a reduction of the carrying value of the debt (See Note 1 to the Consolidated Financial Statements).
(4) Net current debt equals current debt less restricted cash and other assets (see Supplemental Measures on page 11).
(5) Common shares outstanding on Apr. 20, 2007 were 82,748,892 (Mar. 31, 2007 - 82,748,892; Dec. 31, 2006 - 82,561,272; Mar. 31, 2006 -
 82,540,944).
(6) A total of 5,367,897 stock options to purchase common shares of NOVA Chemicals were outstanding to officers and employees on Apr. 20, 2007, and 5,368,097 were outstanding on Mar. 31, 2007. A total of 2,122,635 common shares were reserved but unallocated at Mar. 31, 2007. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(7) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(8) In April 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires in May 2009.
(9) For the three months ended Mar. 31, 2007, a total of 187,620 common shares were issued upon the exercise of stock options.
(10) Total capitalization includes shareholders' equity and total debt net of cash, cash equivalents, and restricted cash and other assets (see Supplemental Measures on page 11).
(11) Net debt to total capitalization is equal to total debt, net of cash, cash equivalents, and restricted cash and other assets, divided by total common shareholders' equity plus net debt (see Capitalization table above and Supplemental Measures on page 11).




Senior Debt Ratings (1)

                                              Senior Unsecured Debt
                                            --------------------------
DBRS                                              BB (negative)
Fitch Ratings                                      BB- (stable)
Moody's                                     Ba3 (rating under review)
Standard & Poor's                                  B+ (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.




Funds Flow and Changes in Cash and Debt
(millions of U.S. dollars)

The following table shows major sources and uses of cash.

                                                    Three Months Ended
                                                      Mar. 31, 2007
                                                    ------------------
Operating income (1)                                            $ 101
Depreciation and amortization                                      54
                                                    ------------------
Adjusted EBITDA (1)                                               155
Interest expense (net)                                            (42)
Unrealized gain on derivatives                                    (26)
Current tax expense                                               (25)
                                                    ------------------
Funds from operations                                              62
Operating working capital increase and other                      (60)
                                                    ------------------
Cash flow from operating activities                                 2
Capital expenditures (net of proceeds on sale of
 assets)                                                          (36)
Turnaround costs                                                   (3)
Dividends paid                                                     (7)
Change in accounting policy for financial
 instruments                                                       13
                                                    ------------------
Total change in cash and debt                                    $(31)
                                                    ==================

Increase in cash and cash equivalents                             $12
Increase in debt (2)                                              (43)
                                                    ------------------
Total change in cash and cash equivalents and debt               $(31)
                                                    ==================

(1) See Consolidated Statements of Net Income (Loss) on page 17 and Supplemental Measures on Page 11.
(2) Includes foreign exchange changes and excludes reduction in carrying amount resulting from the application of new Canadian GAAP pronouncements (see Note 1 to the Consolidated Financial Statements).


    NOVA Chemicals' funds from operations were $62 million for the first quarter of 2007, up from $60 million in the fourth quarter. Operating working capital and other increased by $60 million, primarily as a result of the increase in accounts receivable during the quarter.

    NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures on page 11. CFCT measures working capital from operations (excluding the European JV) in terms of the number of day's sales (calculated as working capital from operations divided by average daily sales). This metric helps to determine which portion of changes in working capital results from factors other than price movements. CFCT was 31 days as of Mar. 31, 2007, and 27 days as of Dec. 31, 2006. The increase was primarily due to the increase in accounts receivable.

    Capital expenditures, net of proceeds on sale of assets, were $36 million in the first quarter of 2007, compared to $45 million in the fourth quarter and $39 million in the first quarter of 2006.

    Financing

    Following the STYRENIX asset write-down, NOVA Chemicals' revolving credit facilities were reduced from $575 million to $525 million, effective Feb. 5, 2007. An additional $65 million unsecured facility was established on Mar. 2, 2007. As of Mar. 31, 2007, NOVA Chemicals had utilized $218 million of the facilities, of which $50 million was in the form of letters of credit.

    The amounts and expiration dates of the revolving credit facilities are as follows:

    --  $100 million on Dec. 31, 2007

    --  $ 65 million on Mar. 20, 2010

    --  $325 million on June 30, 2010, and

    --  $100 million on Mar. 20, 2011.

    NOVA Chemicals amended its financial covenants governing these credit facilities to allow for an exemption of any write-down of the STYRENIX assets up to $950 million and for the debt-to-capitalization ratio financial covenant to be raised from 55% to 60%. These amendments are in effect for the period Dec. 31, 2006 to June 29, 2007. Using the covenant methodology in the relevant revolving credit facilities, the debt-to-capitalization ratio was 54% at Mar. 31, 2007. NOVA Chemicals continues to comply with all financial covenants under the applicable facilities.

    NOVA Chemicals also has $350 million accounts receivable securitization programs that expire on June 30, 2010. As of Mar. 31, 2007, $267 million was sold under the accounts receivable securitization programs.

    The European JV has a EUR 120 million accounts receivable securitization program that expires in November 2011. As of Mar. 31, 2007, NOVA Chemicals' 50% share, $50 million, was sold under the accounts receivable securitization program.

    The total return swap entered into in connection with the Series A preferred stock of NOVA Chemicals' subsidiary, NOVA Chemicals Inc., was scheduled to terminate on Mar. 15, 2007. However, in Feb. 2007, NOVA Chemicals and the counterparty agreed to extend the term until Oct. 31, 2007. See page 61 of NOVA Chemicals' Annual Report for a more detailed discussion of the total return swap.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage risk associated with feedstock purchases. In the first quarter, NOVA
Chemicals recorded a net after-tax gain of $18 million which reduced feedstock costs at Corunna, excluding approximately $1 million related to benzene positions. The first quarter gain compares to a net after-tax gain of $2 million in the fourth quarter.

    In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding derivative positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. The first quarter mark-to-market earnings impact of NOVA Chemicals' outstanding feedstock derivative portfolio was a $17 million after-tax gain, compared to a $5 million after-tax gain the fourth quarter. These mark-to-market adjustments are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because NOVA Chemicals uses FIFO, a portion of the fourth quarter 2006 feedstock purchases flowed through the Consolidated Statements of Net Income (Loss) in the first quarter of 2007.

    NOVA Chemicals estimates that earnings would have been about $5 million lower (after-tax) in the first quarter had it used the LIFO method of accounting.

    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) rose to $30.96 at Mar. 31, 2007 from $27.90 at Dec. 31, 2006. NOVA
Chemicals' share value increased 11% for the quarter ending Mar. 31, 2007 on the NYSE and 10% on the Toronto Stock Exchange (TSX). Peer chemical companies' share values increased 6% on average and the S&P Chemicals Index increased 5%. The S&P/TSX Composite Index was up 2% and the S&P 500 was flat in the first quarter of 2007 compared with the fourth quarter of 2006. As of Apr. 24, 2007, NOVA Chemicals' share price was $30.02, down 3% from Mar. 31, 2007. The S&P Chemicals Index was up 2% during the same period.

    In the first quarter, approximately 42% of trading in NOVA
Chemicals' shares took place on the TSX and 58% of trading took place on the NYSE and other U.S. markets.



First Quarter Trading       Millions of Shares % of Float % of Trading
 Volumes
--------------------------- ------------------ ---------- ------------
Toronto Stock Exchange                   23.9         29%          42%
Consolidated U.S. Trading
 Volumes                                 33.1         40%          58%
                            ------------------ ---------- ------------
Total                                    57.0         69%         100%
                            ================== ========== ============




                         INVESTOR INFORMATION

For inquiries on stock-related
 matters including dividend
 payments, stock transfers and
 address changes, contact NOVA
 Chemicals toll-free at 1-800-661-
 8686 or e-mail to
 shareholders@novachem.com           Transfer Agent and Registrar
                                     CIBC Mellon Trust Company
                                     600 The Dome Tower, 333 Seventh
                                      Avenue S.W.
Contact Information                  Calgary, Alberta, Canada T2P 2Z1
Phone: (403) 750-3600 (Canada) or
 (412) 490-4000 (United States)
Internet: www.novachemicals.com      Phone:    (403) 232-2400 /
E-Mail: invest@novachem.com                    1-800-387-0825
                                     Fax:      (403) 264-2100
NOVA Chemicals Corporation           Internet: www.cibcmellon.ca
1000 Seventh Avenue S.W., P.O. Box   E-Mail:   inquiries@cibcmellon.ca
 2518
Calgary, Alberta, Canada T2P 5C6
                                     Share Information
If you would like to receive a       NOVA Chemicals' trading symbol on
 shareholder information package,     the New York and Toronto Stock
 please contact us at (403) 750-3600  Exchanges is NCX.
 or (412) 490-4000 or via e-mail at
 publications@novachem.com

We file additional information
 relating to NOVA Chemicals,
 including our Annual Information
 Form (AIF), with Canadian
 securities administrators. This
 information can be accessed through
 the System for Electronic Document
 Analysis and Retrieval (SEDAR), at
 www.sedar.com. This same
 information is filed with the U.S.
 Securities and Exchange Commission
 and can be accessed via their
 Electronic Data Gathering Analysis
 and Retrieval System (EDGAR) at
 www.sec.gov/edgar.shtml


    Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.

    ARCEL(R) , DYLARK(R) and NAS(R) are registered trademarks of NOVA Chemicals Inc.

    IMx(TM) is a trademark of NOVA Chemicals Inc.

    SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere;
authorized use/utilisation autorissee.

    SURPASS(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

    ZYLAR(R) is a registered trademark of NOVA Chemicals (Canada)
Ltd./NOVA Chimie (Canada) Ltee.; authorized use/utilisation autorisee.

    AVANTRA(R) is a registered trademark of INEOS Styrenics.



CHANGES IN NET INCOME (LOSS)
(millions of U.S. dollars)

                                                           Q1 2007
                                                        Compared with
                                                       ---------------
                                                       Q4 2006 Q1 2006
                                                       ------- -------
Higher operating margin (1)                               $72     $42
Lower research and development                              1       -
Higher selling, general and administrative                (16)    (11)
Lower restructuring charges                               860      15
Lower depreciation and amortization                        21      18
Lower interest expense                                      1       -
Higher (lower) other gains and losses                       1      (1)
Higher income tax expense                                (115)    (15)
                                                       ------- -------
Increase in net income                                   $825     $48
                                                       ------- -------

(1) Operating margin equals revenue less feedstock and operating costs.


    Selling, general and administrative (SG&A) costs for the first quarter of 2007 were $16 million higher than in the fourth quarter of 2006 and $11 million higher than in the first quarter of 2006 due to higher stock-based compensation expenses. Refer to Corporate on page 11.

    Refer to Note 3 on page 23 for details related to the restructuring charges.

    Forward-Looking Information

    This news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals' assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Forward-looking statements for the time periods beyond 2007 involve longer-term assumptions and estimates than forward-looking statements for 2007 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materials from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    The words "believe", "expect", "plan", "intend", "estimate", or "anticipate" and similar expressions, as well as future or conditional verbs such as "will", "should", "would", and "could" often identify forward-looking statements. Specific forward-looking statements contained in this news release include, among others, statements regarding: NOVA Chemicals' beliefs about its proposed expanded joint venture with INEOS, including the assets that NOVA Chemicals and INEOS will contribute to the expanded joint venture, NOVA Chemicals' expectation that the expanded joint venture will build upon the recent success of the European joint venture with INEOS to rapidly remove costs and continue to expand the positive operating income from the North American business, the target for new synergies, the expected closing date for the transaction, the expected annual revenues of the expanded joint venture, and the expected capacity rankings of the expanded joint venture; NOVA Chemicals' expectation that cost savings of the European Joint Venture will be $74 million in 2007 and $82 million in 2008; NOVA Chemicals' plans and beliefs regarding the proposed jointly developed new ethane extraction plant with Aux Sable, including the expected production capacity of the new plant, the projected start-up date of the new plant; NOVA Chemicals' expectation that it would not provide any capital but would sign a long-term ethane supply contract for production from the plant, NOVA Chemicals' belief that the new ethane plant would increase current Alberta ethane supply by approximately 15% and bolster NOVA Chemicals' feedstock for ethylene production at its Joffre site by approximately 25%, and NOVA Chemicals' expectation that the additional ethane supply would help maintain and extend the Alberta Advantage by allowing NOVA Chemicals to move ahead with low cost expansions of the Joffre, Alberta ethylene/polyethylene production site and to consider building another polyethylene plant at the site; and NOVA Chemicals' expectation that it will have a strong second quarter. With respect to forward-looking statements contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in the forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals' ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals' Performance Products; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies.

    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.

    NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.



Summary Quarterly Financial Information
(millions of U.S. Dollars, except per share amounts)


                                     Three Months Ended
                        ----------------------------------------------
                         2007                   2006
                        ------- -------------------------------------
                        Mar. 31 Dec. 31 Sept. 30   June 30   Mar. 31
                                        (restated (restated (restated
                                          - see     - see     - see
                                         Note 1)   Note 1)   Note 1)

Revenue                 $1,506  $1,635     1,712     1,619     1,553
Operating income (loss)   $101   $(837)       13       107        37
Net income (loss)          $44   $(781)      (24)      106        (4)
Net income (loss) per
 share
    - basic              $0.53  $(9.46)    (0.29)     1.28     (0.05)
    - diluted            $0.53  $(9.46)    (0.29)     1.27     (0.05)
Weighted-average common
 shares outstanding
 (millions)
    - basic               82.7    82.6      82.6      82.5      82.5
    - diluted             83.5    82.6      82.6      83.2      82.5

                                              Three Months Ended
                                         -----------------------------
                                                     2005
                                         -----------------------------
                                          Dec. 31  Sept. 30   June 30
                                         (restated (restated (restated
                                           - see    - see      - see
                                          Note 1)   Note 1)   Note 1)

Revenue                                     1,433     1,366     1,329
Operating income (loss)                       (76)      (98)        5
Net income (loss)                             (66)     (107)      (22)
Net income (loss) per share
    - basic                                 (0.80)    (1.29)    (0.27)
    - diluted                               (0.80)    (1.29)    (0.27)
Weighted-average common shares
 outstanding (millions)
    - basic                                  82.4      82.3      82.3
    - diluted                                82.4      82.3      82.3




CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Income (Loss)
(unaudited, millions of U.S. dollars except per share amounts)

                                             Three Months Ended
                                       -------------------------------
                                        Mar. 31  Dec. 31    Mar. 31
                                         2007      2006       2006
                                       --------- -------- ------------
                                                          (restated -
                                                           see Note 1)
Revenue                                  $1,506   $1,635       $1,553
                                       --------- -------- ------------

Feedstock and operating costs             1,281    1,482        1,370
Research and development                     12       13           12
Selling, general and administrative          58       42           47
Restructuring charges (Note 3)                -      860           15
Depreciation and amortization                54       75           72
                                       --------- -------- ------------
                                          1,405    2,472        1,516
                                       --------- -------- ------------
Operating income (loss)                     101     (837)          37
                                       --------- -------- ------------

Interest expense (net) (Note 4)             (42)     (43)         (42)
Other gains and losses (net)                  1        -            2
                                       --------- -------- ------------
                                            (41)     (43)         (40)
                                       --------- -------- ------------
Income (loss) before income taxes            60     (880)          (3)
Income tax (expense) recovery (Note 5)      (16)      99           (1)
                                       --------- -------- ------------
Net income (loss)                           $44    $(781)         $(4)
                                       ========= ======== ============

Net income (loss) per share (Note 6)
  - basic                                 $0.53   $(9.46)      $(0.05)
  - diluted                               $0.53   $(9.46)      $(0.05)


    Notes to the Consolidated Financial Statements appear on pages 21 to 27.



Consolidated Statements of Comprehensive Income (Loss)
(unaudited, millions of U.S. dollars)

                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------

Net income (loss)                                 $44   $(781)    $(4)
Other comprehensive income (loss):
  Unrealized gain (loss) on translation of
   self-sustaining foreign operations              26     (36)      7
                                               ------- ------- -------
Comprehensive income (loss)                       $70   $(817)     $3
                                               ======= ======= =======




Consolidated Balance Sheets
(unaudited, millions of U.S. dollars)

                                           Mar. 31, 2007 Dec. 31, 2006
                                           ------------- -------------
Assets
Current assets
  Cash and cash equivalents                         $87           $75
  Restricted cash and other assets                   65            72
  Accounts receivable                               531           474
  Inventories                                       672           669
                                           ------------- -------------
                                                  1,355         1,290

Investments and other assets                        111           113
Plant, property and equipment, net                2,732         2,719
                                           ------------- -------------

                                                 $4,198        $4,122
                                           ============= =============

Liabilities and Shareholders' Equity
Current liabilities
  Bank loans                                         $1            $1
  Accounts payable and accrued liabilities          913           926
  Long-term debt due within one year                302           262
                                           ------------- -------------
                                                  1,216         1,189
Long-term debt                                    1,585         1,582
Future income taxes                                 421           435
Deferred credits and long-term liabilities          362           370
                                           ------------- -------------
                                                  3,584         3,576
                                           ------------- -------------

Shareholders' equity
  Common shares                                     500           497
  Contributed surplus                                27            25
  Accumulated other comprehensive income            404           378
  Deficit                                          (317)         (354)
                                           ------------- -------------
                                                    614           546
                                           ------------- -------------

                                                 $4,198        $4,122
                                           ============= =============


    Notes to the Consolidated Financial Statements appear on pages 21 to 27.



Consolidated Statements of Changes in Shareholders' Equity
(unaudited, millions of U.S. dollars except number of shares)




                                         Common Shares    Contributed
                                       ------------------
                                         Shares    Amount   Surplus
                                       ----------- ------ -----------

Balance at Dec. 31, 2005               82,364,899   $494         $16

Net loss                                        -      -           -
Other comprehensive income
   Unrealized gain on translation of
    self-sustaining foreign operations          -      -           -
Comprehensive income
Issued for cash on exercise of stock
 options                                  176,045      2           -
Stock option compensation cost                  -      -           7
Common share dividends                          -      -           -
Stock options retired for cash                  -      -           -
                                       ----------- ------ -----------

Balance at Mar. 31, 2006               82,540,944   $496         $23
                                       =========== ====== ===========


Balance at Sep. 30, 2006               82,553,456   $497         $24

Net loss                                        -      -           -
Other comprehensive loss
   Unrealized loss on translation of
    self-sustaining foreign operations          -      -           -
Comprehensive loss
Issued for cash on exercise of stock
 options                                    7,816      -           -
Stock option compensation cost                  -      -           1
Common share dividends                          -      -           -
Stock options retired for cash                  -      -           -
                                       ----------- ------ -----------

Balance at Dec. 31, 2006               82,561,272   $497         $25
Net income                                      -      -           -
Other comprehensive income
   Unrealized gain on translation of
    self-sustaining foreign operations          -      -           -
Comprehensive income
Issued for cash on exercise of stock
 options                                  187,620      3           -
Stock option compensation cost                  -      -           2
Common share dividends                          -      -           -
Stock options retired for cash                  -      -           -
                                       ----------- ------ -----------

Balance at Mar. 31, 2007               82,748,892   $500         $27
                                       =========== ====== ===========

                                       Accumulated
                                          Other     Reinvested
                                      Comprehensive  Earnings
                                         Income     (Deficit)   Total
                                      ------------- ---------- -------

Balance at Dec. 31, 2005                      $324       $381  $1,215

Net loss                                         -         (4)     (4)
Other comprehensive income
   Unrealized gain on translation of
    self-sustaining foreign
    operations                                   7          -       7
                                                               -------
Comprehensive income                                                3
Issued for cash on exercise of stock
 options                                         -          -       2
Stock option compensation cost                   -          -       7
Common share dividends                           -         (7)     (7)
Stock options retired for cash                   -         (1)     (1)
                                      ------------- ---------- -------

Balance at Mar. 31, 2006                      $331       $369  $1,219
                                      ============= ========== =======


Balance at Sep. 30, 2006                      $414       $435  $1,370

Net loss                                         -       (781)   (781)
Other comprehensive loss
   Unrealized loss on translation of
    self-sustaining foreign
    operations                                 (36)         -     (36)
                                                               -------
Comprehensive loss                                               (817)
Issued for cash on exercise of stock
 options                                         -          -       -
Stock option compensation cost                   -          -       1
Common share dividends                           -         (7)     (7)
Stock options retired for cash                   -         (1)     (1)
                                      ------------- ---------- -------

Balance at Dec. 31, 2006                      $378      $(354)   $546
Net income                                       -         44      44
Other comprehensive income
   Unrealized gain on translation of
    self-sustaining foreign
    operations                                  26          -      26
                                                               -------
Comprehensive income                                               70
Issued for cash on exercise of stock
 options                                         -          -       3
Stock option compensation cost                   -          -       2
Common share dividends                           -         (7)     (7)
Stock options retired for cash                   -          -       -
                                      ------------- ---------- -------

Balance at Mar. 31, 2007                      $404      $(317)   $614
                                      ============= ========== =======


    Notes to the Consolidated Financial Statements appear on pages 21 to 27.



Consolidated Statements of Cash Flows
(unaudited, millions of U.S. dollars)

                                              Three Months Ended
                                        ------------------------------
                                        Mar. 31  Dec. 31    Mar. 31
                                          2007     2006       2006
                                        -------- -------- ------------
Operating activities                                      (restated -
                                                           see Note 1)
  Net income (loss)                         $44    $(781)         $(4)
  Depreciation and amortization              54       75           72
  Future income tax recovery                 (9)     (85)         (25)
  Unrealized (gain) loss on derivatives     (26)      (9)          24
  Asset writedowns (Note 3)                   -      860            -
  Other gains and losses                     (1)       -           (2)
  Stock option expense                        -        -            6
                                        -------- -------- ------------
  Funds from operations (1)                  62       60           71
  Changes in non-cash working capital       (54)      58          (64)
  Changes in operating non-current
   assets and liabilities                    (6)     (30)         (22)
                                        -------- -------- ------------
  Cash flow from (used in) operating
   activities                                 2       88          (15)
                                        -------- -------- ------------

Investing activities
  Proceeds on asset sales and other
   capital transactions                       1        1            2
  Plant, property and equipment
   additions                                (37)     (46)         (41)
  Turnaround costs, long-term
   investments and other assets              (3)     (10)          (9)
  Changes in non-cash working capital         -        -           (6)
                                        -------- -------- ------------
                                            (39)     (55)         (54)
                                        -------- -------- ------------
Financing activities
  Decrease in current bank loans              -        -           (1)
  Long-term debt additions                    -       34            4
  Long-term debt repayments                  (4)      (4)           -
  Long-term debt - increase (decrease)
   in revolving debt                         57      (95)          (1)
  Affiliate long-term notes                   -        3            -
  Options retired for cash                    -       (1)           -
  Common shares issued                        3        1            2
  Common share dividends                     (7)      (7)          (7)
  Changes in non-cash working capital         -        1            -
                                        -------- -------- ------------
                                             49      (68)          (3)
                                        -------- -------- ------------

Increase (decrease) in cash and cash
 equivalents                                 12      (35)         (72)
Cash and cash equivalents, beginning of
 period                                      75      110          166
                                        -------- -------- ------------

Cash and cash equivalents, end of
 period                                     $87      $75          $94
                                        ======== ======== ============

Cash tax payments                            $9      $12           $-
                                        ======== ======== ============

Cash interest payments                      $44      $40          $36
                                        ======== ======== ============

(1) See Supplemental Measures on page 11.


    Notes to the Consolidated Financial Statements appear on Pages 21 to 27.



Notes to Consolidated Financial Statements
(unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)


    These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated Financial Statements. Accordingly, these interim Consolidated
Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2006.

    1. Significant Accounting Policies

    These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2006 on pages 80 to 84 of the 2006 Annual Report, except as follows.

    On Jan. 1, 2007, NOVA Chemicals adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506, Accounting Changes. CICA Section 1506 provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements. This new standard applies to fiscal years beginning on or after Jan. 1, 2007.

    On Jan. 1, 2007, NOVA Chemicals adopted CICA Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3251, Equity. These new standards apply to fiscal years beginning on or after Oct. 1, 2006. In addition, NOVA Chemicals has adopted the related disclosure and presentation changes as contained in the existing CICA
Section 3861, Financial Instruments - Disclosure and Presentation.

    CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under CICA Section 3855, all financial assets must be classified as either held-for-trading, available for sale, held to maturity investments or loans and receivables. All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held to maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value depend on the instrument's initial classification. Held-for-trading financial instruments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available for sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income until the assets are removed from the balance sheet. Investments classified as available for sale are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Realized gains and losses on the disposal of available for sale securities, are recognized in other gains and losses. Also, transaction costs related to financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income.

    CICA Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in the fair value of recognized derivatives are included in net income in the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865. As a result, NOVA Chemicals has reflected an unrealized gain of $26 million for the period ended Mar. 31, 2007, which is included in feedstock and operating costs on the Consolidated Statements of Income. Fair values for NOVA Chemicals' recognized commodity-based derivatives are based on the forward prices of the associated market index. No non-financial derivatives have been recognized as a result of the application of this standard, as all of NOVA Chemicals' non-financial derivative contracts have been designated and documented as meeting NOVA Chemicals' expected purchase, sale or usage requirements.

    As a result of the adoption of CICA Section 3855, NOVA Chemicals has classified, at Mar. 31, 2007, its financial instruments as follows: cash and cash equivalents, derivative instruments (included in Accounts receivables, Investments and other assets and Deferred credits and long-term liabilities on the Consolidated Balance Sheets) as held-for-trading; trade accounts receivable, advances receivable from affiliates and other receivables (included in Accounts receivable on the Consolidated Balance Sheets) and Restricted cash and other assets as loans and receivables; investments in non-affiliated entities (included in Investments and other assets on the Consolidated Balance Sheets) as available for sale; and trade accounts payable, other accounts payable, certain accrued liabilities (included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets); bank loans (line of credit); long-term liabilities (included in Deferred credits and long-term liabilities on the Consolidated Balance Sheets); and long-term debt as other financial liabilities.

    Under CICA Section 3855, long-term debt is required to be initially measured at fair value and subsequently measured at amortized cost. As a result, certain deferred debt discount and issuance costs that were previously reported in Restricted cash and other assets and Investments and other assets on the Consolidated Balance Sheets have been reclassified, on a prospective basis, and are now reported as a reduction of the respective debt obligations. In total, $17 million has been reclassified.

    As noted above, investments in non-affiliated entities classified as available for sale are now measured at fair market value. Previously, these investments were measured at cost. On Jan. 1, 2007, the impact of this change was not material to the Consolidated Financial Statements. During the three-month period ending Mar. 31, 2007, the change in fair value of these investments was also not material to the Consolidated Financial Statements. NOVA Chemicals' investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. As of Dec. 31, 2006 and Mar. 31, 2007 these investments totaled $13 million.

    The recommendations of CICA Section 3865, Hedges, replaces and expands the guidance in CICA Accounting Guideline 13 (AcG-13), Hedging Relationships and the hedging guidance in CICA Section 1650, Foreign Currency Translation. CICA Section 3865 establishes standards for when and how hedge accounting may be applied as well as related disclosure requirements. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item. NOVA Chemicals has evaluated the impact of CICA Section 3865 on its Consolidated Financial Statements, at Jan. 1, 2007 and Mar. 31, 2007, and has determined that a gain on settlement of a derivative instrument that was previously designated as a hedge and deferred on the Consolidated Balance Sheets should now be reported as an adjustment of the previously hedged long-term debt instrument. As such, the deferred gain of $4 million has been reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

    CICA Section 1530, Comprehensive Income, establishes standards for reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA
Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss) have been presented. Comprehensive income (loss) is composed of NOVA Chemicals' net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available for sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income are disclosed in the Consolidated Statements of Changes in Shareholders' Equity. As a result of the adoption of CICA Section 1530, the cumulative translation adjustment, formerly presented as a separate line item as part of Shareholders' equity in the Consolidated Balance Sheets, of $378 million as of Dec. 31, 2006, has been reclassified to Accumulated other comprehensive income.

    CICA Section 3251, Equity, establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements under this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity.

    In the first quarter of 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program, undertaken by the European Joint Venture.
Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser as opposed to financing.

    Certain comparative figures have been restated to conform to the current periods' presentation. In particular, Canadian GAAP implemented EIC (Emerging Issues Committee) 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, which resulted in the acceleration of the recognition of compensation cost for stock-based awards based on employees' retirement eligibility at the date of the grant. This standard became effective for NOVA Chemicals in the fourth quarter of 2006 and was applied retroactively, with restatement of prior periods, as required by EIC 162.

    There were no significant changes in internal controls during the first quarter of 2007.

    2. Pensions and Other Post-Retirement Benefits



Components of Net Periodic Benefit Cost for Defined Benefit Plans

                                  Three Months Ended
                 -----------------------------------------------------
                   Mar. 31, 2007     Dec. 31, 2006     Mar. 31, 2006
                 ----------------- ----------------- -----------------
                 Pension   Other   Pension   Other   Pension   Other
                 Benefits Benefits Benefits Benefits Benefits Benefits
                 -------- -------- -------- -------- -------- --------

Current service
 cost                 $8       $1       $6      $(2)      $7       $1
Interest cost on
 projected
 benefit
 obligations          10        1       16        2        9        1
Actual gain on
 plan assets         (13)       -      (60)       -       (9)       -
Actuarial loss
 on accrued
 obligation            2        -       28        -        -        -
                 -------- -------- -------- -------- -------- --------
Costs arising in
 the period            7        2      (10)       -        7        2
Differences
 between costs
 arising in the
 period and
 costs
 recognized in
 the period in
 respect of the
 long-term
 nature of
 employee future
 benefit costs:
Return on plan
 assets                -        -       42        -        -        -
Transition
 (asset)
 obligation           (1)       -       (3)       1       (1)       -
Actuarial loss         -        -      (24)       1        2        -
Past service and
 actual plan
 amendments            -        -        -       (1)       -        -
                 -------- -------- -------- -------- -------- --------
Net defined
 benefit cost
 recognized            6        2        5        1        8        2
Curtailment /
 special
 termination
 charge                -        -        4        1        -        -
Settlement
 charge                -        -        3        -        -        -
                 -------- -------- -------- -------- -------- --------
Total cost            $6       $2      $12       $2       $8       $2
                 ======== ======== ======== ======== ======== ========


    The expected long-term rate of a return on plan assets is 7.5% compared with 7.4% in the prior year.

    Employer Contributions

    NOVA Chemicals contributed $14 million, $15 million and $10 million during the quarters ended Mar. 31, 2007, Dec. 31, 2006, and Mar. 31, 2006, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $2 million for each of the quarters ended Mar. 31, 2007, Dec. 31, 2006, and Mar. 31, 2006 to its defined contribution plans.

    3. Restructuring charges

    During the fourth quarter of 2006, NOVA Chemicals performed a review of the carrying value of its assets to determine if expectations for future cost recovery continue to support these carrying values. In the case of the STYRENIX assets, it was determined that the carrying value was in excess of the expected future cash flows from the assets. Accordingly, the assets were written down to their estimated realizable value. This resulted in a write-down of $860 million ($772 million after-tax). As a consequence, depreciation charges in future years will be reduced. Depreciation in 2007 will be lower by approximately $80 million as a result of this write-down. The future income tax benefit related to this write-down was not completely recognized due to uncertainty around the ultimate realization of the benefits. Accordingly, $220 million of potential future income tax benefits was not recorded. This amount is included in the valuation reserve which can be taken into income in the future to offset any tax expense otherwise recordable in the relevant subsidiaries. At such time as these subsidiaries establish a record of ongoing profitability the entire remaining reserve could be brought into income.

    In the first quarter of 2006, NOVA Chemicals included in the restructuring charges severance costs of $15 million ($10 million after-tax) related to the Chesapeake, VA closure. To date, $5 million of the severance costs has been paid to employees.

    4. Interest Expense



Components of interest expense                   Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Interest on long-term debt                        $35     $36     $38
Interest on securitizations and other               9       9       5
                                               ------- ------- -------
Gross interest expense                             44      45      43
Interest capitalized during plant construction     (1)     (1)     (1)
Interest income                                    (1)     (1)      -
                                               ------- ------- -------
Interest expense (net)                            $42     $43     $42
                                               ======= ======= =======


    5. Income Taxes



                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Loss before income taxes                          $60   $(880)    $(3)
Statutory income tax rate                       32.49%  32.49%  33.62%
                                               ------- ------- -------
Computed income tax (expense) recovery           $(19)   $286      $1
Decrease (increase) in taxes resulting from:
  Tax benefits not recognized on restructuring
   charges (1)                                      -    (220)      -
  Foreign tax rates                                 4      30       1
  Other                                            (1)      3      (3)
                                               ------- ------- -------
Income tax (expense) recovery                    $(16)    $99     $(1)
                                               ======= ======= =======

(1) Refer to Note 3 on page 23.


    6. Net Income (Loss) Per Share



(shares in millions)                  Three Months Ended
                        ----------------------------------------------
                           Mar. 31         Dec. 31         Mar. 31
                             2007           2006            2006
                        -------------- --------------- ---------------
                        Basic  Diluted  Basic  Diluted  Basic  Diluted

Net income (loss)
 available to common
 shareholders            $ 44    $ 44  $ (781) $ (781)   $ (4)   $ (4)
                        ====== ======= ======= ======= ======= =======
Weighted average common
 shares outstanding      82.7    82.7    82.6    82.6    82.5    82.5
Add back effect of
 dilutive securities:
 Stock Options              -     0.8       -       -       -       -
                        ------ ------- ------- ------- ------- -------
Weighted-average common
 share for EPS
 calculations            82.7    83.5    82.6    82.6    82.5    82.5
                        ------ ------- ------- ------- ------- -------
Income (loss) per
 common share           $0.53   $0.53  $(9.46) $(9.46) $(0.05) $(0.05)
                        ====== ======= ======= ======= ======= =======

3.3 million and 4.4 million stock options were excluded from the computation of diluted loss per share for the quarters ended Dec. 31, 2006, and Mar. 31, 2006, respectively, because they were anti-dilutive. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. As of Mar. 31, 2007, the fully diluted share count was 83.5 million.


    7. Segmented Information

    Refer to pages 104 and 105 of the Consolidated Financial
Statements for the year ended Dec. 31, 2006 for the description of each segment and accounting policies for segment reporting.

    Beginning in the first quarter of 2007, NOVA Chemicals no longer allocates interest, taxes or corporate operating costs to the business segments. Prior period comparative amounts have been revised to reflect this change.

    The following tables provide information for each segment.



                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Revenue
  Joffre Olefins                                 $411    $427    $501
  Corunna Olefins                                 397     515     418
  Polyethylene                                    423     455     467
  Performance Styrenics                           100     105      99
  Styrene Monomer                                 464     526     440
  North American SPS                              141     119     121
  European JV                                     188     184     147
  Eliminations                                   (618)   (696)   (640)
                                               ------- ------- -------
                                               $1,506  $1,635  $1,553
                                               ======= ======= =======

Adjusted EBITDA (1)
  Joffre Olefins                                 $107    $132    $161
  Corunna Olefins                                  42       4      20
  Polyethylene                                     22      (8)     15
  Performance Styrenics                            (6)    (16)     (1)
  Styrene Monomer                                  10      (5)     (2)
  North American SPS                               (6)    (11)     (5)
  European JV                                      15       4      (4)
  Corporate                                       (17)    (11)    (49)
  Eliminations                                    (12)      9     (11)
                                               ------- ------- -------
                                                 $155     $98    $124
                                               ======= ======= =======

Operating income (loss)
  Joffre Olefins                                  $95    $119    $149
  Corunna Olefins                                  27     (11)      8
  Polyethylene                                      6     (24)     (2)
  Performance Styrenics                           (11)    (19)     (4)
  Styrene Monomer                                   8     (18)    (15)
  North American SPS                               (7)    (16)    (10)
  European JV                                      14      (4)    (12)
  Corporate                                       (19)   (873)    (66)
  Eliminations                                    (12)      9     (11)
                                               ------- ------- -------
  Total operating income (loss)                  $101   $(837)    $37
  Interest expense (net)                          (42)    (43)    (42)
  Other gains and losses (net)                      1       -       2
  Income tax (expense) recovery                   (16)     99      (1)
                                               ------- ------- -------
  Net income (loss)                               $44   $(781)    $(4)
                                               ======= ======= =======

Depreciation and amortization expense
  Joffre Olefins                                  $12     $13     $12
  Corunna Olefins                                  15      15      12
  Polyethylene                                     16      16      17
  Performance Styrenics                             5       3       3
  Styrene Monomer                                   2      13      13
  North American SPS                                1       5       5
  European JV                                       1       8       8
  Corporate                                         2       2       2
                                               ------- ------- -------
                                                  $54     $75     $72
                                               ======= ======= =======

Capital expenditures
  Joffre Olefins                                   $4      $7      $4
  Corunna Olefins                                  24       6      12
  Polyethylene                                      2      11       3
  Performance Styrenics                             2      14      20
  Styrene Monomer                                   1       3       1
  North American SPS                                1       2       -
  European JV                                       3       3       1
                                               ------- ------- -------
                                                  $37     $46     $41
                                               ======= ======= =======

(1) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statements of Net Income (Loss) on page 17 and Supplemental Measures on page 11).




                                                       Mar. 31 Dec. 31
                                                        2007    2006
                                                       ------- -------
Assets
  Joffre Olefins                                         $800    $743
  Corunna Olefins                                       1,087   1,092
  Polyethylene                                            985     946
  Performance Styrenics                                   430     429
  Styrene Monomer                                         316     334
  North American SPS                                      102      82
  European JV                                             173     183
  Corporate (1)                                           337     331
  Eliminations                                            (32)    (18)
                                                       ------- -------
                                                       $4,198  $4,122
                                                       ======= =======
(1) Amounts include all cash and cash equivalents.


    8. Reconciliation to United States Generally Accepted Accounting
Principles



                                                 Three Months Ended
                                               -----------------------
                                               Mar. 31 Dec. 31 Mar. 31
                                                2007    2006    2006
                                               ------- ------- -------
Net income (loss) in accordance with Canadian
 GAAP                                             $44   $(781)    $(4)
Add (deduct) adjustments for:
   Start-up costs (1)                               1       1      (7)
   Derivative instruments and hedging activity
    (2)                                            (1)      -       -
   Inventory costing (3)                           (1)     (2)     (3)
   Stock-based compensation (4)                     1       -       -
   Restructuring (5)                                -      11
                                               ------- ------- -------
Net income (loss) in accordance with U.S. GAAP    $44   $(771)   $(14)
                                               ======= ======= =======
Earnings (loss) per share - basic               $0.53  $(9.34) $(0.17)
                                               ======= ======= =======
Earnings (loss) per share - diluted             $0.53  $(9.34) $(0.17)
                                               ======= ======= =======

Comprehensive income (loss) in accordance with
 Canadian GAAP                                    $70   $(817)     $3
Add (deduct) adjustments to Canadian GAAP net
 income (loss) for:
   Start-up costs (1)                               1       1      (7)
   Derivative instruments and hedging activity
    (2)                                            (1)      -       -
   Inventory costing (3)                           (1)     (2)     (3)
   Stock-based compensation (4)                     1       -       -
   Restructuring (5)                                -      11
Add adjustments to Canadian GAAP comprehensive
 income (loss) for:
   Pension liability adjustment (6)                 -       8       -
                                               ------- ------- -------
Comprehensive income (loss) in accordance with
 U.S. GAAP                                        $70   $(799)    $(7)
                                               ======= ======= =======




                                                       Mar. 31 Dec. 31
                                                        2007    2006
                                                       ------- -------
Accumulated other comprehensive income
  Unrealized gain on translation of self-sustaining
   foreign operations                                    $383    $357
  Pension liability adjustment (6)                        (82)    (82)
                                                       ------- -------
                                                         $301    $275
                                                       ======= =======
Balance sheet in accordance with U.S. GAAP (8)
  Current assets (3)                                   $1,400  $1,337
  Investments and other assets (1), (6)                    83      82
  Plant, property and equipment, net (1), (5)           2,732   2,719
  Current liabilities (2), (7)                         (1,220) (1,186)
  Long-term debt (2)                                   (1,583) (1,584)
  Future income taxes (1), (2), (3), (4), (6), (7)       (350)   (397)
  Deferred credits and long-term liabilities (2), (4),
   (6), (7)                                              (530)   (501)
                                                       ------- -------
  Common shareholders' equity (6), (7)                   $532    $470
                                                       ======= =======




(1) Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.

(2) Derivative Instruments and Hedging Activities. CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP SFAS No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. See
     Note 1 for further details. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian GAAP and U.S. GAAP.

(3) Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

(4) Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan classified as liability instruments and are marked-to-market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect for the periods prior to Dec. 31, 2005 of $5 million after-tax, has been charged to reinvested earnings (deficit) at Jan. 1, 2006.

(5) Restructuring. Due to differences in the cost basis, under U.S. GAAP, of certain assets for which an impairment charge has been recorded, the resulting charge was lower under U.S. GAAP.

(6) Pension Liability Adjustment. In 2006, for U.S. GAAP reporting, SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of SFAS Nos. 87, 88, 106, and 132(R), was effective. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income. Accordingly, at Dec. 31, 2006, NOVA Chemicals recognized an additional pension and post-retirement liability of $124 million, resulting in a charge of $82 million (net of tax) to accumulated other comprehensive income. In 2006 (prior to the adoption of SFAS No. 158), SFAS No. 87, Employer's Accounting for Pensions, was followed with respect to pension accounting, which required an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeded the accrued pension liability or if there was a prepaid pension asset with respect to the plan. If an AML was recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, was also recognized. The excess of the AML, over the intangible asset, if any, was charged to other comprehensive income, net of income tax effects.

(7) Income Taxes. Beginning Jan. 1, 2007, FIN 48, Accounting for Uncertainty in Income Taxes, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007 at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits, and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. Since implementation of FIN 48 on Jan. 1, 2007, no further changes to the FIN 48 liability have been necessary. Also, it is NOVA Chemicals policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Jan, 1, 2007, NOVA Chemicals had approximately $6 million accrued for the payment of interest and penalties.

(8) Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the Proportionate Consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income (loss) or shareholders' equity; however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.


    9. New Accounting Pronouncements

    Canadian GAAP

    CICA 1535, Capital Disclosures, applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007, specifies disclosures of (1) information about the entity's objectives, policies, and processes for managing capital structure;
(2) quantitative data about what the entity regards as capital; and
(3) whether the entity has complied with externally imposed capital requirements (for example bank covenants) and if it has not complied, the consequences of such non-compliance. NOVA Chemicals is currently evaluating the effect of adopting this standard.

    CICA 3862, Financial Instruments - Disclosure and CICA 3863, Financial Instruments - Presentation, replace CICA 3861, Financial Instruments - Disclosure and Presentation. These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals is currently evaluating the effects of adopting these standards.

    U.S. GAAP

    SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available for sale and held-for-trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after Nov. 15, 2007. NOVA Chemicals is currently evaluating the effects of adopting this standard.



    CONTACT: NOVA Chemicals Corporation
             Investor Relations - Chris Bezaire, 412-490-5070
             Media Relations - Greg Wilkinson, 412-490-4166